Shareholder meeting

On December 1, 2004, a Special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 76,663,082 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                            WITHHELD
                           FOR              AUTHORITY
James F. Carlin            75,113,651       1,549,431
Richard P. Chapman, Jr.    75,101,069       1,562,013
William H. Cunningham      75,120,351       1,542,731
Ronald R. Dion             75,149,277       1,513,805
Charles L. Ladner          75,129,123       1,533,959
Dr. John A. Moore          75,135,423       1,527,659
Patti McGill Peterson      75,130,459       1,532,623
Steven R. Pruchansky       75,133,566       1,529,516
James A. Shepherdson       75,096,252       1,566,830